

August 30, 2011

Via Email
Rex S. Schuette
Executive Vice President and Chief Financial Officer
United Community Banks, Inc.
125 Highway 515 East
Blairsville, GA 30512

> **Re: United Community Banks, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 10, 2011**
> **File No. 333-174420**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 9, 2011**
> **File No. 001-35095**

Dear Mr. Schuette:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed August 10, 2011

Prospectus Cover Page

1. We note your response to comment 1 in our letter dated July 29, 2011. Please remove the first sentence of the third paragraph.

2. We note your response to comment 1 in our letter dated July 29, 2011. Please confirm that you or the selling shareholders intend to apply for the securities to be quoted on the OTCBB or listed on an exchange. If there is no such intention, please remove the reference to the securities being sold at market or privately negotiated prices. We note the disclosure in the last sentence of the last paragraph.

Exhibit 8

3. We note the last sentence in the second paragraph of page 2. The opinion must speak as of the date of effectiveness of the registration statement. Please arrange for KPMG to revise accordingly.

4. We note the last sentence on page 2. KPMG may limit reliance on the opinion with regard to purpose, but not person. Please arrange for KPMG to revise accordingly.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 42

5. We received your response to our prior comment 8 from our letter dated July 29, 2011. We are processing your response and we may have further comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Counsel

cc: James W. Stevens
          Kilpatrick Townsend & Stockton LLP